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                                                               Exhibit (a)(2)(v)

FOR IMMEDIATE RELEASE

CONTACTS:

Investor Relations                   Media Relations
R. Jackson Blackstock                Maryanne Kane
Senior Vice President                Chief Communications Officer
Tyco International (US), Inc.        Tyco International (US) Inc.
212-424-1344                         603-778-9700/508-747-0800

Thomas F. Donahue                    Debora S. Coller
Corporate Vice President,            Vice President, Corporate Communications
Treasurer & Investor Relations       Sensormatic Electronics Corp.
Sensormatic Electronics Corp.        561-989-7035
561-989-7912

              TYCO INTERNATIONAL AND SENSORMATIC FIX EXCHANGE RATIO FOR THEIR PENDING EXCHANGE OFFER AND MERGER AT 0.5189

                   EXCHANGE OFFER EXTENDED TO OCTOBER 10, 2001

Pembroke, Bermuda and Boca Raton, Florida, September 26, 2001 - Tyco International Ltd. (NYSE:TYC; LSE:TYI; BSE:TYC), a diversified manufacturing and services company, and Sensormatic Electronics Corporation (NYSE:SRM), a leading supplier of electronic security solutions to the retail, commercial and industrial marketplaces, announced today that Tyco Acquisition Corp. XXIV (NV), a subsidiary of Tyco, and Sensormatic have agreed that in the pending exchange offer by Tyco Acquisition for all outstanding Sensormatic common shares and the subsequent merger of Sensormatic into Tyco Acquisition each Sensormatic common share will be exchanged for 0.5189 of a Tyco common share. As a result of this agreement, pursuant to rules of the Securities and Exchange Commission, Tyco Acquisition extends the expiration date of the exchange offer, which was initially scheduled to expire on Monday, October 1, 2001, to midnight, New York City time, on Wednesday, October 10, 2001.

Under the terms of the merger agreement between the parties, an exchange ratio was determined based on the volume-weighted average Tyco share price on the New York Stock Exchange for the five consecutive trading days that ended on September 25, 2001. Because this average share price was less than $46.25, under the merger agreement Tyco Acquisition had the right to terminate the merger agreement and the exchange offer unless Sensormatic agreed to a fixed exchange ratio of 0.5189, which is based on an assumed price of $46.25 per Tyco common share.

The Sensormatic Board of Directors unanimously determined that the terms of the exchange offer and the subsequent merger, including the 0.5189 exchange ratio, are advisable, fair to, and

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in the best interests of, the holders of Sensormatic common shares. The members of the Sensormatic Board of Directors unanimously recommend that holders of Sensormatic common shares accept the exchange offer and tender their Sensormatic common shares pursuant to the exchange offer.

Morgan Stanley & Co. Incorporated, Sensormatic's financial advisor, delivered to the Sensormatic Board of Directors its opinion that the consideration to be received by the holders of Sensormatic common shares in the exchange offer and the subsequent merger, based on the 0.5189 exchange ratio, was fair from a financial point of view to such holders.

Sensormatic's 6 1/2% convertible preferred stock will be called for redemption in accordance with its terms following the initial acceptance of shares of Sensormatic common stock by Tyco in the exchange offer. Holders of preferred stock may convert their shares into Sensormatic common stock prior to the redemption date in order to participate in the transaction.

The exchange offer is conditioned on the tender of a majority of the outstanding Sensormatic common shares on a fully diluted basis, receipt of material non-U.S. regulatory approvals, and other customary conditions.

Tyco Acquisition was advised by Mellon Investor Services, the exchange agent for the exchange offer, that, as of 5:00 p.m., New York City time, on September 25, 2001, a total of 2,343,921 shares of Sensormatic common stock were tendered in the exchange offer, which constitutes approximately 2.42% of the total number of outstanding Sensormatic common shares on a fully-diluted basis.

About Sensormatic

Sensormatic Electronics Corporation (NYSE: SRM) is a leading supplier of electronic security solutions to the retail, commercial and industrial marketplaces. Sensormatic is also the leader in integrated source tagging - a process where consumer goods manufacturers apply anti-theft tags at the point of packaging or manufacturing. The company is also the Official Electronic Security Supplier and a sponsor of the 2002 Winter Olympic Games in Salt Lake City, Utah and a sponsor of the U.S. Olympic Team through the year 2004.

About Tyco International Ltd.

Tyco International Ltd. (NYSE:TYC, LSE:TYI, BSE:TYC) is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services and the world's largest manufacturer of specialty valves. Tyco also holds strong leadership positions in medical device products, financing and leasing capital, plastics and adhesives. Tyco operates in more than 100 countries and has expected fiscal 2001 revenues of $38 billion.

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Additional Information

Investors are advised to read the registration statement on Form S-4, the Schedule TO, the prospectus and other documents relating to the exchange offer that have been or will be filed by Tyco with the Securities and Exchange Commission. Sensormatic stockholders are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 as amended or will be amended that has been or will be filed by Sensormatic regarding the offer,. Investors may obtain a free copy of these documents filed with the SEC and other documents filed by Tyco and Sensormatic with the SEC at the SEC's web site at www.sec.gov. These documents contain important information, which should be read carefully before any decision is made with respect to the exchange offer and the merger. These documents may also be obtained from Tyco by directing requests to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08 Bermuda, tel: (441) 292-8674; or from Sensormatic by directing requests to Sensormatic Electronics Corporation, 951 Yamato Road, Boca Raton, FL 33431-0700, tel : (561) 989-7000

Documents may also be obtained from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010, (212) 929-5500 (call collect) or (800) 322-2885 (toll free).

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